FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of December 13, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Press Release announcing ICSID issues award in favor of Tenaris on the nationalization of Tavsa and Comsigua by Venezuela.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com

ICSID issues award in favor of Tenaris on the nationalization of Tavsa and Comsigua by Venezuela

Luxembourg, December 13, 2016 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta) announce the release by the International Centre for the Settlement of Investment Disputes (ICSID) of its award in relation to the arbitration proceedings against the Bolivarian Republic of Venezuela (Venezuela) over the expropriation of their investments in Tubos de Acero de Venezuela S.A. (Tavsa), the sole producer of seamless steel tube products in Venezuela, and Complejo Siderúrgico de Guayana, C.A. (Comsigua), a producer of hot briquetted iron in Venezuela.

Tenaris and Talta initiated the arbitration proceedings on July 20, 2012 pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. On December 12, 2016, the ICSID Arbitral Tribunal released its final Award in favour of Tenaris and Talta, upholding their claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted Tenaris and Talta compensation in the amount of US$137.0 million for the breaches and US$24.6 million in pre-award interest. In addition, Venezuela was ordered to reimburse Tenaris and Talta US$3.3 million in legal fees and ICSID administrative costs.

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications.